EXHIBIT 72


 THE FOLLOWING INFORMATION WAS POSTED TODAY ON AMP'S INTRANET:


                    ALLIEDSIGNAL'S DOUBLE STANDARD


 It has come to light that New Jersey-based AlliedSignal Inc. plays by a different set of rules than those it is trying to force on AMP.
 Beginning October 15, AlliedSignal intends to force key decisions that would affect control of AMP and its board of directors by using a procedure called a "consent solicitation." In essence, this means that votes would be taken through the mail rather than at a scheduled shareholder meeting, where there could be a full and free exchange of information and opinions, and where the decisions could be made carefully and responsibly.

 Ironically, AlliedSignal doesn't allow its own shareholders to make decisions by a consent procedure.

 AMP has asked the General Assembly to tighten Pennsylvania's anti-takeover law by requiring that important decisions be made only at duly convened shareholder meetings. Given AlliedSignal's announced intention to cut hundreds of millions of dollars in expenses once it seizes control of AMP, the General Assembly's decision clearly will have a profound effect on Pennsylvania jobs. AMP has some 8,000 employees in central Pennsylvania alone, and the company has hundreds of suppliers throughout the Commonwealth. The economic slump in Asia, where AMP sells many of its products, has made it possible for AlliedSignal to make a bargain-basement bid for AMP, despite the fact that AMP's Profit Improvement Plan is well underway.

 "It is ironic that Pennsylvania could lose hundreds or thousands of jobs and a responsible corporate citizen, all because a New Jersey-based corporate raider is able to force its victim to play by a different set of rules," said Bob Ripp, AMP's new chief executive. "We're proposing only to be allowed to play by the same rules as AlliedSignal."

 The change would not prevent hostile takeovers, which are a fact of life in a free-enterprise system, but it would give AMP a few more months to prove that AlliedSignal's bid is inadequate and not in the best interests of AMP and its shareholders, employees, customers, suppliers and communities.

 PARTICIPANT INFORMATION
 AMP and certain other persons named below may be deemed to be participants in the solicitation of revocations of consents in response to AlliedSignal's consent solicitation. The participants in this solicitation may include the directors of AMP (Ralph D. DeNunzio, Barbara H. Franklin, Joseph M. Hixon III, William J. Hudson, Jr., Joseph M. Magliochetti, Harold
 A. McInnes, Jerome J. Meyer, John C. Morley, Robert Ripp, Paul G. Schloemer and Takeo Shiina); the following executive officers of AMP: Robert Ripp (Chairman and Chief Executive Officer), William J. Hudson (Vice Chairman), James E. Marley (former Chairman), William S. Urkiel (Corporate Vice President and Chief Financial Officer), Herbert M. Cole (Senior Vice President for Operations), Juergen W. Gromer (Senior Vice President, Global Industry Businesses), Richard P. Clark (Divisional Vice President, Global Wireless Products Group), Thomas DiClemente (Corporate Vice President and President, Europe, Middle East, Africa), Rudolf Gassner (Corporate Vice President and President, Global Personal Computer Division), Charles W. Goonrey (Corporate Vice President and General Legal Counsel), John E. Gurski (Corporate Vice President and President, Global Value-Added Operations and President, Global Operations Division), David F. Henschel (Corporate Secretary), John H. Kegel (Corporate Vice President, Asia/Pacific), Mark E. Lang (Corporate Controller), Philippe Lemaitre (Corporate Vice President and Chief Technology Officer), Joseph C. Overbaugh (Corporate Treasurer), Nazario Proietto (Corporate Vice President and President, Global Consumer, Industrial and Power Technology Division); and the following other members of management and employees of AMP: Merrill
 A. Yohe, Jr. (Vice President, Public Affairs), Richard Skaare (Director, Corporate Communication), Douglas Wilburne (Director, Investor Relations), Suzanne Yenchko (Director, State Government Relations), Mary Rakoczy (Manager, Shareholder Services), Dorothy J. Hiller (Assistant Manager, Shareholder Services), Melissa E. Witsil (Communications Assistant) and Janine M. Porr (Executive Secretary). As of the date of this communication, none of the foregoing participants individually beneficially own in excess of 1% of AMP's common stock or in the aggregate in excess of 2% of AMP's common stock.

 AMP has retained Credit Suisse First Boston Corporation ("CSFB") and Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") to act as its financial advisors in connection with the AlliedSignal Offer, for which CSFB and DLJ will receive customary fees, as well as reimbursement of reasonable out-of-pocket expenses. In addition, AMP has agreed to indemnify CSFB, DLJ and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, arising out of their engagement. CSFB and DLJ are investment banking firms that provide a full range of financial services for institutional and individual clients. Neither CSFB nor DLJ admits that it or any of its directors, officers or employees is a "participant" as defined in Schedule 14A promulgated under the Securities Ex-change Act of 1934, as amended, in the solicitation, or that Schedule 14A requires the disclosure of certain information concerning either CSFB or DLJ. In connection with CSFB's role as financial advisor to AMP, CSFB and the following investment banking employees of CSFB may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of AMP: Alan Howard, Steven Koch, Scott Lindsay, and Lawrence Hamdan. In connection with DLJ's role as financial advisor to AMP, DLJ and the following investment banking employees of DLJ may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of AMP: Douglas V. Brown and Herald L. Ritch. In the normal course of its business, each of CSFB and DLJ regularly buys and sells securities issued by AMP for its own account and for the accounts of its customers, which transactions may result in CSFB, DLJ or the associates of either of them having a net "long" or net "short" position in AMP securities, or option contracts or other derivatives in or relating to such securities. As of September 11, 1998, DLJ held no shares of AMP common stock for its own account and CSFB had a net long position of 103,966 shares of AMP common stock.